FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16

of the Securities Exchange Act of 1934

For the month of May 2017

Commission File Number: 001-12568

BBVA French Bank S.A.

(Translation of registrant’s name into English)

Reconquista 199, 1006

Buenos Aires, Argentina

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F  ☒             Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b) (1):

Yes  ☐            No  ☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes  ☐            No  ☒

Indicate by check mark whether by furnishing the information contained in this Form, the Registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

Yes  ☐            No  ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): N/A

BBVA Banco Francés S.A.

Item

Response to the request from the Argentine Sovereign Pension Reserve Fund (Fondo de Garantía de Sustentabilidad) - Shareholder ANSES. Request of information about the agenda.

Buenos Aires, May 26, 2017

Securities and Exchange Commission.

Relevant Information

General and Special Shareholders Meeting held on June 13, 2017

Response to the request from the Argentine Sovereign Pension Reserve Fund (Fondo de Garantía de Sustentabilidad) - Shareholder ANSES. Request of information about the agenda.

We hereby address you a copy of the answer send today to the Argentine Sovereign Pension Reserve Fund (Fondo de Garantía de Sustentabilidad) related to the proposals to be treated on the General and Special Meeting of Shareholders to be held next June 13, 2017 (the “Meeting”).

BBVA BANCO FRANCES S.A.

RE.: In response to the request from the Response to the request from the Argentine Sovereign Pension Reserve Fund (Fondo de Garantía de Sustentabilidad) - Shareholder ANSES. Request of information about the agenda.

We hereby address you in order to answer the letter received last May 22, whereby certain information is required from the President of BBVA Banco Francés S.A. (“BBVA Francés”) in order to vote in the Annual and Special Meeting of Shareholders to be held next June 13, 2017 (the “Meeting”).

Pursuant to the request, the requested information is furnished below:

Reconquista 199 (C1003ABC) - Casilla de Correo 3196 Correo Central (C1000ZAA) - BUENOS AIRES, ARGENTINA

1) “A Signed Copy of the Minutes of the Board of Directors Convening to the Annual and Special Meeting of Shareholders.”

A copy of Minutes of the Board of Directors No. 5202 of May 15, 2017 convening to the Meeting of Shareholders is attached hereto. Notwithstanding the above, such minutes have been made available to the public in general on the Online Financial Information Tool (Autopista de Información Financiera, AIF) on May 15, 2017 under ID 4-485821-D.

2) “Breakdown of the Shareholding Structure to Date.”

Below, there is the latest information available on the shareholding structure of BBVA Francés at April 30, 2017:

Name	Ordinary Shares	% Total Shares
BBVA SA	244,870,968	45.61%
BBV AMERICA S.L. (1)	160,060,144	29.81%
THE BANK OF NEW YORK MELLON ADRS (2)	49,338,336	9.19%
ANSES FGS LAW 26425	42,439,494	7.90%

(1)	BBV America S.L is under control of BBVA. It has directly 29.81% of the shares of BBVA Francés.
(2)	Agent of the Ads

3) Regarding the items in the agenda:

1)    a. (Item 2) “Increase of the share capital of BBVA Banco Francés S.A. for an amount up to a par value of $ 145,000,000 (Argentine Pesos One Hundred and Forty Five Million), through the issuance of up to 145,000,000 new common book-entry shares, with right to one (1) vote and a par value amounting to $ 1 (One Argentine Peso) each, and with right to collect the same dividends as the common, book-entry shares, outstanding upon issuance, to be offered for public subscription in the country and/or abroad; and setting the limits of the share premium to be established by the Board of Directors.”

The Board of Directors, at its meeting held on May 15, 2017, decided to increase capital considering the current context of the Bank and the capital markets, and the evolution and growth of business, in order to accompany its growth and to have sufficient resources to face a plan of investments of multiple types, including expansion and development, that could position the Bank in a favorable situation in the Argentine financial market.

Moreover, according to item 5 of the Agenda, the Board will timely decide on the implementation of the capital increase and the determination of all emission conditions not established by the shareholders meeting. Such decisions will be immediately informed to the market in compliance with the applicable regulations.

b. (Item 3) “Reduction of the term for the exercise of preemptive and residual preemptive rights for the subscription of new common book-entry shares, to the legal minimum term of ten (10) days, as set forth in Section 194, Argentine Companies’ Law No. 19550, as amended.”

The Board considered that it is necessary to reduce to the legal minimum of 10 business days, the term to exercise pre-emptive and accretion rights of new shares, to ensure the process is more dynamic and efficient, and in order to obtain better market conditions.

c. (Item 4) “Request of the relevant authorization for a public offering in the country and/or in the foreign markets the Board of Directors may timely determine, and listing in Bolsas y Mercados Argentinos S.A. (“BYMA”), the New York Stock Exchange, and/or in the foreign markets that the Board of Directors may determine further.

The Board of Directors will timely decide on the implementation of the capital increase and the determination of all the emission conditions not established by the shareholders. Such decisions will be immediately informed to the market in compliance with the applicable regulations.

d. (item 5)”Delegation to the Board of Directors of sufficient powers for (i) the implementation of the capital increase and the determination of all the issuance conditions not established by the Shareholders Meeting, and authorization to the Board of Directors, if required, to decide an additional increase for up to 15% of the number of shares authorized in case of oversubscription, according to Section 62 of Argentine Law No. 26831 on Stock Markets, (ii) the filing of a public offering and listing of shares (or American Depositary Receipts, representing the same) to be issued in accordance with the share capital increase decided before, to the Argentine National Securities Commission (CNV), Securities and Exchange

Commission of the United States of America (SEC), Mercado de Valores de Buenos Aires, Buenos Aires Stock Exchange, New York Stock Exchange, and/or any other similar foreign agency, (iii) execution of any type of agreements with local and/or foreign financial institutions so that they subscribe and pay up those shares, for their placement in the local and/or international market, and performance of all proceedings required and/or convenient for implementation of the resolutions adopted by this Meeting, (iv) if required, extending and/or adapting the American Depositary Receipts program, in force on this date between the Bank and The Bank of New York Mellon, as depository, representing the American Depositary Shares, and assignment to the Board of Directors of the powers to determine the terms, conditions, and scope of such program, and (v) implementation of all other decisions timely made by this Meeting, in relation to Items 2, 3 and 4 of the Agenda. Authorization to the Board of Directors to subdelegate the above mentioned powers upon one or more directors and/or managers of BBVA Banco Francés S.A., in accordance with CNV Rules.”

The Board of Directors will timely decide on the implementation of the capital increase and the determination of all the emission conditions not established by the shareholders. Such decisions will be immediately informed to the market in compliance with the applicable regulations.

Truly yours,

ADRIAN BRESSANI, ESQ.
SECRETARY OF THE BOARD OF DIRECTORS
BBVA BANCO FRANCÉS S.A.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

BBVA Banco Francés S.A.

Date: May 26, 2017	By:	/s/ Ignacio Sanz y Arcelus
		Name:	Ignacio Sanz y Arcelus
		Title:	Chief Financial Officer